Exhibit 99.2
Financial Statements
WilPro Energy Services (El Furrial) Limited
Years Ended December 31, 2007, 2006 and 2005

WilPro Energy Services (El Furrial) Limited
Financial Statements
Years Ended December 31, 2007, 2006 and 2005

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (El Furrial) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (El Furrial) Limited as of December 31, 2007 and 2006, and the related statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (El Furrial) Limited at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.
Tulsa, OK
April 29, 2008
/s/ ERNST & YOUNG LLP

WilPro Energy Services (El Furrial) Limited
Balance Sheets

	December 31
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$289,343	$796,064
Restricted cash and cash equivalents	10,516,373	15,585,279
Accounts receivable (net of allowance for doubtful accounts of $11,143,250 in 2007 and $1,817,160 in 2006)
Trade — PDVSA Petroleo, S.A.	22,236,354	22,297,096
Affiliates	—	111,167
Other	370,673	203,176
Prepaid expenses	7,777,586	6,481,779

Total current assets	41,190,329	45,474,561

Restricted cash and cash equivalents	9,905,808	10,433,344
Property, plant and equipment, net	115,818,994	127,431,646
Deferred financing costs, net	2,909,194	3,402,604
Other assets	11,000	78,270

Total assets	$169,835,325	$186,820,425

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable:
Trade	$2,438,247	$1,054,595
Affiliates	274,319	401,351
Accrued liabilities	7,695,900	7,766,149
Value-added tax payable	3,566,666	2,239,173
Foreign taxes payable	8,572,085	11,640,790
Accrued interest	836,056	975,838
Notes payable due within one year	11,868,132	11,868,132

Total current liabilities	35,251,405	35,946,028

Notes payable due after one year	59,340,658	71,208,790
Deferred foreign income taxes	28,445,000	25,530,000

Shareholders’ equity:
Common stock, class A, $1 par value, 25,000 shares authorized, issued and outstanding	25,000	25,000
Common stock, class B, $1 par value, 12,500 shares authorized, issued and outstanding	12,500	12,500
Additional paid-in capital	60,516,037	60,516,037
Accumulated deficit	(13,755,275)	(6,417,930)

Total shareholders’ equity	46,798,262	54,135,607

Total liabilities and shareholders’ equity	$169,835,325	$186,820,425

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Income

	Years Ended December 31
	2007	2006	2005

Revenues	$53,559,113	$60,901,814	$61,814,039

Costs and expenses:
Operating expenses, exclusive of items shown separately below	18,208,631	15,212,453	12,590,226
Depreciation	12,196,945	12,189,451	12,129,857
Bad debt expense	9,326,090	1,817,160	—
General and administrative expenses	3,511,308	2,744,418	2,481,862

Total costs and expenses	43,242,974	31,963,482	27,201,945

Operating income	10,316,139	28,938,332	34,612,094

Other (income) expense:
Interest expense	7,761,268	8,879,988	9,997,582
Interest income	(1,154,333)	(1,393,637)	(708,463)
Foreign currency transaction (gain) loss	(9,777,396)	(1,060,530)	565,288
Other (income) expense, net	(104,018)	21,808	(39,193)

Total other (income) expense	(3,274,479)	6,447,629	9,815,214

Income before provision for foreign income taxes	13,590,618	22,490,703	24,796,880
Provision for foreign income taxes	9,327,963	14,719,279	9,677,000

Net income	$4,262,655	$7,771,424	$15,119,880

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Shareholders’ Equity

			Additional
	Common Stock		Paid-In	Accumulated
	Class A	Class B	Deficit	Deficit	Total

Balance, December 31, 2004	$25,000	$12,500	$60,516,037	$15,190,766	$75,744,303

Net income	—	—	—	15,119,880	15,119,880

Dividends paid	—	—	—	(20,500,000)	(20,500,000)

Balance, December 31, 2005	25,000	12,500	60,516,037	9,810,646	70,364,183

Net income	—	—	—	7,771,424	7,771,424

Dividends paid	—	—	—	(24,000,000)	(24,000,000)

Balance, December 31, 2006	25,000	12,500	60,516,037	(6,417,930)	54,135,607

Net income	—	—	—	4,262,655	4,262,655

Dividends paid				(11,600,000)	(11,600,000)

Balance, December 31, 2007	$25,000	$12,500	$60,516,037	$(13,755,275)	$46,798,262

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Cash Flows

	Years Ended December 31
	2007	2006	2005

Operating Activities
Net income	$4,262,655	$7,771,424	$15,119,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,196,945	12,189,451	12,129,857
Amortization of deferred financing costs	493,410	493,411	493,410
Provision for deferred foreign income taxes	2,915,000	3,058,000	2,846,000
Provision for uncollectible accounts rounded	9,326,000	1,817,160	—
Gain on sale of assets	—	(38,872)	—
Changes in operating assets and liabilities:
Accounts receivable — trade and other	(9,432,845)	2,378,452	1,859,324
Prepaid expenses	(1,295,807)	(479,864)	(2,281,179)
Other assets	67,270	—	(10,999)
Trade accounts payable	1,383,652	97,715	337,830
Receivables/payables with affiliates	(15,865)	(90,583)	130,708
Accrued liabilities	(70,249)	1,232,096	(828,101)
Value-added tax payable	1,327,493	(800,887)	48,850
Foreign taxes payable	(3,068,705)	4,780,986	5,975,804
Accrued interest	(139,782)	(139,406)	(136,542)

Net cash provided by operating activities	17,949,262	32,269,083	35,684,842

Investing Activities
Purchases of property, plant and equipment	(584,293)	(446,276)	(1,071,800)
Proceeds from sale of property, plant and equipment	—	39,118	—

Net cash used in investing activities	(584,293)	(407,158)	(1,071,800)

Financing Activities
Payments of notes payable	(11,868,132)	(11,868,133)	(11,868,132)
Dividends paid	(11,600,000)	(24,000,000)	(20,500,000)
Changes in restricted cash	5,596,442	4,344,339	(2,181,950)

Net cash used in financing activities	(17,781,690)	(31,523,794)	(34,550,082)

Net increase (decrease) in cash and cash equivalents	(506,721)	338,131	62,960
Cash and cash equivalents, beginning of year	796,064	457,933	394,973

Cash and cash equivalents, end of year	$289,343	$796,064	$457,933

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$9,868,567	$6,157,239	$3,171,761
Interest paid	$7,407,640	$8,525,947	$9,640,713
See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements
1. Organization and Description of Business
WilPro Energy Services (El Furrial) Limited (the Company) was incorporated in the Cayman Islands in February 1997. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at El Furrial oil field, property of PDVSA Petróleo, S.A. (PDVSA) in Venezuela. Williams International El Furrial Limited, a subsidiary of Williams International Company, owns all 25,000 outstanding Class A common shares, and Production Operators Cayman, Incorporated, a subsidiary of Exterran Holdings, Inc. owns all 12,500 Class B common shares of the Company. There are no differences in Class A and Class B common stock of the Company.
Under the terms of a services contract with PDVSA, the Company designed and built a high pressure and medium pressure natural gas compression plant and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has a 15-year term for the medium pressure plant and 20-year term for the high pressure plant. The services rendered by the Company generate a service fee from PDVSA, which is the Company’s primary source of revenue. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the El Furrial assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC) (see Note 7) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next quarterly debt principal and interest payments. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management assesses the collectibility of accounts receivable based on existing economic conditions, and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Property, Plant and Equipment
Property, plant and equipment is carried at cost. The carrying amount of these assets is also based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing functionality or useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 15 to 20 years is used for natural gas

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
compression plant facilities and an estimated useful life of 5 years is used for all other property, plant and equipment.
Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will purchase the El Furrial facility and assume all retirement obligations at the end of the contract term.
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed based on contractual terms and associated volumes and to the extent that collection is considered probable.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying amount of the assets to determine whether impairment has occurred. If an impairment of the carrying amount has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying amount exceeds the estimated fair value. No impairments of long-lived assets have been recorded for any period presented.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on official exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the Statements of Income.
Income Taxes
Deferred foreign income taxes are computed using the liability method and are provided on all temporary differences between the financial bases and tax bases of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
Recent Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, provides guidance on the methods used to estimate fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, deferring the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 requires two distinct transition approaches; (i) cumulative-effect adjustment to beginning retained earnings for certain financial instrument transactions and (ii) prospectively as of the date of adoption through earnings or other comprehensive income, as applicable. On January 1, 2008, the Company adopted SFAS No. 157 with no impact to its Consolidated Financial Statements. Beginning January 1, 2009, the Company will apply SFAS No. 157 fair value requirements to non-financial assets and non-financial liabilities that are not recognized or disclosed on a recurring basis. SFAS No. 157

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
expands disclosures about assets and liabilities measured at fair value on a recurring basis effective beginning with the 2008 reporting.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis, is irrevocable and is applied only to the entire instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007, and should not be applied retrospectively to fiscal years beginning prior to the effective date. On the adoption date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. Subsequent to January 1, 2008, the fair value option can only be elected when a financial instrument or certain other item is entered into. On January 1, 2008, the Company did not elect the fair value option for any existing eligible financial instruments or certain other items.
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. In recent years, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 20 percent devaluation of the Venezuelan bolivar with respect to the U.S. dollar during 2004 and a 12 percent devaluation in 2005. The exchange rate established by the Venezuela government at December 31, 2007 and 2006 was 2150 Venezuelan bolivars to 1 U.S. dollar. The Company has realized gains from the exchange of U.S. dollars to bolivars in an alternative market. These gains are recognized at the time that bolivars are acquired and the related bolivar denominated obligation is settled.
Since December 31, 2005, there has been no further devaluation of the Venezuelan Bolivar. The impact of a devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
The Venezuelan economy has been considered hyper-inflationary in the past, but has not been considered hyper-inflationary since 2001. The inflation rate for Venezuela was 22 percent in 2007, compared to 17 percent in 2006, and 14 percent in 2005. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.
The Venezuelan government continues its public criticism of U.S. economic and political policy, has implemented unilateral changes to existing energy related contracts, continues to publicly declare that additional energy contracts will be unilaterally amended, and that privately held assets will be expropriated, indicating that a level of political risk still remains. In addition, there is no certainty regarding the impact changes in the future political and economic conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be affected, as well as its organizational structure.
During 2003, the Company received payment of U.S. $8.1 million in Venezuelan bolivars related to May and June 2003 U.S. dollar invoices. Under the contract terms with PDVSA, these were required to be paid in U.S. dollars because of the exchange controls currently in place preventing the exchange of bolivars into U.S. dollars. Therefore the Company continues to carry the U.S. dollar receivable and a bolivar denominated payable on the balance sheet. The Company is negotiating settlement of the receivable in U.S. dollars in accordance with the terms of the contract. The Company believes the receivable is fully collectible. At both December 31, 2007 and 2006, the Company has a receivable for the U.S. dollars of $8.1 million and a payable for the bolivars of $6 million on the balance sheets. The payable decreased due to devaluation of the Venezuelan Bolivar during 2004 and 2005.
The Company’s cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above BBB by Standard & Poor’s or Baa1 by Moody’s Investors Service.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
4. Bad Debt Expense
PDVSA is disputing the index used in the calculation for labor escalation related to March 2005 through October 2006 services. The invoices were based on contractual terms; however, PDVSA is disputing the index used in the calculation of this escalation. The index used has remained the same since the start of the contract and is in accordance with the terms of the contract. The company recorded bad debt expense of $9.3 million and $1.8 million in 2007 and 2006, respectively, related to the outstanding invoices prior to discontinuing revenue recognition. The Company is negotiating with PDVSA to amend the contract provision regarding the calculation of this escalation factor and to extend the contract.
5. Related Party Transactions
The Company reimburses shareholders and affiliated companies (including the following subsidiaries of Williams International Company: WilPro Energy Services (PIGAP II) Limited, Williams International Venezuela Limited, and Williams International Services Company) for expenses incurred on behalf of the Company. These reimbursements totaled $2.3 million in 2007, $2.8 million in 2006, and $1.7 million in 2005. The Company received reimbursement from affiliates for expenses on behalf of PIGAP in the amount of $1.5 million in 2007.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2007	2006

Accounts receivable:
WilPro Energy Services (PIGAP II) Limited	$—	$110,925
Williams International Services Company	—	242

	$—	$111,167

Accounts payable:
Williams International Venezuela Limited	$126,668	$401,351
Williams International Services Company	147,651	—

	$274,319	$401,351

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
6. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2007	2006

Natural gas compression plant facilities	$221,637,273	$221,415,441
Spare parts	672,266	616,418
Vehicles	1,058,296	783,556
Leasehold improvements	912,748	912,748
Computer software and equipment	611,907	580,034
Other	1,022,883	1,022,883

	225,915,373	225,331,080
Accumulated depreciation	(110,096,379)	(97,899,434)

	$115,818,994	$127,431,646

7. Notes Payable
At December 31, long-term notes payable are represented as follows:

	2007	2006

Overseas Private Investment Corporation:
9.45% note payable, due in equal quarterly principal payments of $2,678,571 plus interest, maturing November 15, 2013	$64,285,713	$75,000,000

9.17% note payable, due in equal quarterly principal payments of $288,462 plus interest, maturing November 15, 2013	6,923,077	8,076,922

	71,208,790	83,076,922

Notes payable due within one year	11,868,132	11,868,132

Notes payable due after one year	$59,340,658	$71,208,790

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
7. Notes Payable (continued)
These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement with OPIC contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends and asset sales.
Aggregate minimum maturities of notes payable total $11,868,132 for each of the next five years.
Deferred financing costs are being amortized over the term of the notes. Accumulated amortization of the deferred financing costs is $3.7 million and $3.2 million as of December 31, 2007 and 2006, respectively.
8. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from income before provision for foreign income taxes principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences.
Significant components of deferred taxes at December 31 are as follows:

	2007	2006

Deferred tax liabilities:
Property, plant and equipment	$27,455,000	$24,373,000
Deferred financing costs	990,000	1,157,000

Total deferred tax liabilities	$28,445,000	$25,530,000

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
8. Income Taxes (continued)
Provision for foreign income taxes consists of:

	2007	2006	2005

Current	$6,412,963	$11,661,279	$6,831,000
Deferred	2,915,000	3,058,000	2,846,000

Total	$9,327,963	$14,719,279	$9,677,000

Reconciliation of statutory rate to actual rate:

	2007	2006	2005

Provision at statutory rate (34%)	$4,621,000	$7,647,000	$8,431,000
Increase (decrease) in tax resulting from:
Income/expense not subject to tax	2,207,000	(405,000)	(226,000)
Inflation Adjustment	(2,996,000)	(1,525,000)	(759,000)
Exchange rate impact on fixed asset accounting	5,284,000	5,422,000	5,449,000
Addition to tax reserves	307,000	2,159,000	—
Return to accrual and other permanent adjustments	—	1,421,279	(338,000)
Currency losses		—	(2,880,000)
Other	(95,037)	—	—

Total Provision for Income Tax	$9,327,963	$14,719,279	$9,677,000

9. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
9. Financial Instruments (continued)
Notes payable: The fair value of the long-term notes was determined based on prices of similar securities with similar terms and credit ratings.

	2007		2006
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value

Cash and cash equivalents	$289,343	$289,343	$796,064	$796,064
Restricted cash and cash equivalents	20,422,181	20,422,181	26,018,623	26,018,623
Notes payable	(71,208,790)	(84,113,911)	(83,076,922)	(84,782,308)